FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of JUNE, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





June 29, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm


FOR IMMEDIATE RELEASE

   Allotment of Stock Acquisition Rights as Stock Options for a Stock-Linked
                               Compensation Plan

TOKYO JAPAN, June 29, 2005-----TDK Corporation's (the "Company") Board of Directors today passed a resolution, as detailed below, regarding the specific terms for the issuance of stock acquisition rights as stock options for a stock-linked compensation plan. The issuance of these stock acquisition rights was approved by the 109th Ordinary Annual General Meeting of Stockholders the same day.

1. Name of Stock Acquisition Rights

   TDK Corporation 2005 Stock-linked Compensation Stock Acquisition Rights

2. Class and Number of Shares to Be Issued Upon the Exercise of the Stock Acquisition Rights:

   24,600 shares of common stock

In the event that the "number of shares granted" (defined later) is adjusted in accordance with (3) below, the number of shares to be issued shall be adjusted by multiplying the "number of shares granted" after said adjustment by the total number of stock acquisition rights.

3. Number of Stock Acquisition Rights:

246

The number of shares per stock acquisition right (hereinafter the "number of shares granted") shall be 100.

However, in the event that the Company splits or consolidates its common stock on or after the date of issuance of stock acquisition rights (hereinafter the "issue date"), the "number of shares granted" shall be adjusted proportionately based on the particular stock split or stock consolidation ratio.

Furthermore, in cases where the "number of shares granted" needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the "number of shares granted" shall be adjusted appropriately based on the conditions of the merger or division.

Fractions of less than one share arising out of the above adjustments shall be discarded.

4.Issue Price of Stock Acquisition Rights:

Free of charge

5.Total Amount Due Upon Exercise of Each Stock Acquisition Right:

The total amount due upon exercise of each stock acquisition right shall be the price to be paid for each share issued or transferred upon the exercise of each right, which shall be Y1, multiplied by the "number of shares granted."

6.Total Proceeds From Shares to Be Issued or Transferred Due to Exercise of Stock Acquisition Rights

Y24,600

7.Exercise Period for Stock Acquisition Rights

From July 1, 2005 to June 30, 2025.

8.Other Conditions for Exercising of Stock Acquisition Rights

(1) Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 1, 2005 to June 30, 2008 and to be able to exercise stock acquisition rights after July 1, 2008.

(2) Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until June 30, 2008 in cases specified in a) and b) below, as long as it is within the time frame stipulated.

  a) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time advisors and contract employees, but excluding part-time advisors and part-time contract employees. *This definition is same in this resolution.) Three years from the day after losing the position


  b) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.

     A period of 15 days from the day following the approval date

(3) After July 1, 2008, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(4)Partial exercise of each stock acquisition right is not permitted.

9.Reasons and Conditions for the Cancellation of Stock Acquisition Rights

In the event that a stock acquisition rights holder becomes unable to exercise stock acquisition rights, the Company can cancel those rights without compensation.

10.Transfer Restrictions of Stock Acquisition Rights:

The transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

11.Issuance of Stock Acquisition Rights

Stock acquisition right certificates shall be issued only upon the request from the holders of the stock acquisition rights.

12.Amount that is transferred into paid-in capital from the issue price of shares, if new shares of the Company's common stock are issued due to the exercise of stock acquisition rights

The amount to be transferred to paid-in capital shall be Y1.

13.Calculation of dividends, if new shares of the Company's common stock are issued due to the exercise of stock acquisition rights

Regarding the first dividend or interim dividend with respect to the Company's common stock issued due to the exercise of stock acquisition rights, common stock issued due to the exercise of stock acquisition rights between April 1 and September 30 each year shall be deemed to be issued on April 1 of that year, while common stock issued between October 1 each year and March 31 the following year shall be deemed to be issued on October 1. Dividends will be paid according to these deemed dates of issue.

14.Allottees

Stock acquisition rights have been allotted to the Company's directors and corporate officers numbering 17 persons in total.